Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

(unaudited)

	Six Months Ended June 30, 2013	Year ended December 31,
		2012	2011	2010	2009	2008
Income before income taxes	$1,868	$3,470	$3,135	$3,021	$1,272	$1,016
Less: Net income (loss) attributable to noncontrolling interests(1)	11	(18)	2	(13)	22	(155)

Pre-tax income attributable to BlackRock, Inc.	1,857	3,488	3,133	3,034	1,250	1,171
Add: Fixed charges	134	261	236	209	104	102
Distributions of earnings from equity method investees	32	42	30	14	18	28
Less: (Losses) earnings from equity method investees	85	175	23	141	30	(294)

Pre-tax income before fixed charges	$1,938	$3,616	$3,376	$3,116	$1,342	$1,595

Fixed charges:
Interest expense	$107	$215	$176	$150	$68	$69
Interest expense on uncertain tax positions(2)	5	3	10	8	8	5
Portion of rent representative of interest	22	43	50	51	28	28

Total fixed charges	$134	$261	$236	$209	$104	$102

Ratio of earnings to fixed charges	14.5x	13.9x	14.3x	14.9x	12.9x	15.6x

(1)	Amounts include redeemable and nonredeemable noncontrolling interests.
(2)	Interest expense on uncertain tax positions, in accordance with ASC 740-10, Income Taxes, has been recorded within income tax expense on the consolidated statements of income.